Exhibit 99.1

Vermilion Energy Inc. Announces Dividend Increase and 2014 Guidance

CALGARY, Nov. 7, 2013 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We" or "Our") (TSX: VET) (NYSE: VET) is pleased to announce that our Board of Directors has approved a 7.5% increase in the monthly cash dividend to $0.215 CDN per share from the current level of $0.20 CDN per share.  The increase is expected to become effective for the January 2014 dividend payable on February 17, 2014(1). This marks the third increase to our monthly dividend (previously our distribution during our income trust era), and our second annual increase.

With the continued strength of our operations and our expansive opportunity base (including our recently completed and proposed acquisitions in the Netherlands and Germany, respectively), we are confident we can achieve our future growth objectives and continue to provide reliable and increasing dividends to investors.  We believe our balance sheet remains well positioned to execute our capital-efficient growth-and-income model and fund Corrib development through to first gas production, while remaining within an acceptable net debt-to-fund flows from operations(2) ratio.  Corrib is expected to provide a significant increase to our free cash flow(2) upon first gas production.

Production and Capital Guidance

As discussed in our third quarter 2013 financial and operating results released earlier today, we now expect to achieve average 2013 production volumes at the upper end of our guidance range of 40,500 to 41,000 boe/d, including a minor amount of production associated with our Netherlands acquisition completed on October 10, 2013.  We also announced an increase in our anticipated 2013 development capital to $530 million, primarily attributable to the impact of a weaker Canadian dollar as compared to foreign exchange rates at the time of our original guidance, a delay in the timing of rig arrival for our Australian drill program (originally anticipated to occur in late 2012) which shifted expenditures into 2013, and minor additions to our capital work scope during 2013 (such as the addition of the successful Champotran southern extension well in France).

For 2014, our Board of Directors has approved a development capital program of approximately $555 million, including expenditures associated with our recently completed acquisition in the Netherlands and anticipated expenditures related to our proposed acquisition in Germany.  Key development expenditures in 2014 include increased drilling activity in France and the Netherlands, drilling and completion of two horizontal Duvernay appraisal wells in Canada, and the continued development of our significant Cardium and Mannville liquids-rich gas opportunities in Canada.

The 2014 capital program is anticipated to generate organic production growth of 4% to 6% in 2014.  Combined with our recent acquisition in the Netherlands and the proposed acquisition in Germany (assuming a January 31, 2014 close), we currently anticipate 2014 average daily production of between 45,000 and 46,000 boe/d, representing annual production growth of approximately 10% to 12% as compared to 2013.  As discussed in our third quarter 2013 financial and operating results, our recent Netherlands acquisition is anticipated to deliver average daily production volumes of approximately 400 boe/d in 2014.  In the case of our planned German acquisition, while we are targeting closing on or before December 31, 2013, we recognize that up to a one-month delay in closing may potentially be required to complete all acquisition steps and to secure necessary approvals.  Based on an estimated average production rate of 3,000 boe/d in 2013, and the inclusion of eleven months of production for 2014, we are guiding to a contribution of approximately 2,300 boe/d from the German assets in 2014.

Capital Expenditures

Country	2013 Estimate ($mm)	2014 Budget ($mm)
Canada	$235	$240
France	95	120
Netherlands	32	50
Australia	78	40
	$440	$450
Ireland	90	90
Base Development Capital	$530	$540
Netherlands acquisition*	-	5
Germany acquisition (proposed)**	-	10
Total Development Capital	$530	$555

Acquisition of assets in Netherlands*	27	-
Acquisition of assets in Germany (estimated cash cost at close, excluding final adjustments)**	-	170
Other	3	-
Total Capital Expenditures	$560	$725

*October 10, 2013 acquisition of Northern Petroleum Nederland B.V. (see October 1, 2013 news release available on Company website at www.vermilionenergy.com or at the Company's profile on SEDAR at www.sedar.com).
**November 2013 proposed acquisition of 25% contractual participation interest in consortium of exploration and production companies with interests in Germany from GDF Suez E&P
Deutschland GmbH. The acquisition is expected to close prior to January 31, 2014. (see Nov 6, 2013 news release available on Company website at www.vermilionenergy.com or at the
Company's profile on SEDAR at www.sedar.com).

Total Development Capital by Category

Category	2013 Estimate ($mm)	2014 Budget ($mm)
Drilling, completion, workovers and recompletions	$290	$260
Production equipment, facilities, new well equipment and tie-in (including Ireland)	225	260
Seismic, studies, land and other	15	35
Total Development Capital	$530	$555

In Canada, budgeted 2014 development capital of $240 million includes expenditures for drilling or participating in an estimated 36 (30.3 net) Cardium wells and eight (5.7 net) Mannville wells.  Anticipated Cardium and Mannville expenditures represent approximately 80% of planned Canadian development expenditures.  Additional development expenditures include drilling and completion of two horizontal Duvernay appraisal wells, as well as drilling and appraisal activities targeting other Canadian new venture opportunities.

France is expected to be a meaningful contributor to oil production and fund flows from operations growth over the next few years.  Accordingly, development activities will expand significantly in 2014 in our France Business Unit.  For 2014, allocated development capital of $120 million will include expenditures for a nine-well drilling program with new wells planned for our Champotran, Cazaux, Parentis and Tamaris fields.  Further development expenditures in 2014 will include an estimated 18-well workover program.

Our Netherlands Business Unit will also see a significant increase in activity in 2014.  Planned activities include a four-to-six well drilling program depending on the arrival date of the drilling rig contracted for our 2013 drilling program.  The drilling program will include our first new well on the lands acquired in October 2013.  The remainder of our planned $55 million 2014 capital program is budgeted for well workovers and facilities maintenance and upgrades.

Both the France and Netherlands development programs are designed to achieve organic growth in each business unit while continuing to generate significant free cash flow.

In 2013 we drilled two highly successful sidetracks off existing wells in Australia.  We do not expect to drill again until 2015.  As a result, we are planning for a $40 million capital program in 2014, which is a significant reduction from our 2013 program.  Planned activities include preparation and permitting activities in advance of our planned 2015 drilling program as well as ongoing facilities maintenance, enhancement and refurbishment.

Tunnelling operations restarted at Corrib in Ireland on November 3, 2013 after a suspension following a worksite fatality.  We are planning for a $90 million capital program in 2014, the same amount estimated for our 2013 capital program.  First gas production is now expected at approximately mid-2015.

Provided our acquisition in Germany is concluded as anticipated, we anticipate capital expenditures of approximately $10 million, including participation in one development well, in 2014.

About Vermilion

Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Europe and Australia. Our business model targets annual organic production growth of approximately 5% along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of conventional resource plays in Western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. In addition, Vermilion pays a monthly dividend of Canadian $0.20 per share, which provides a current yield in excess of 4%.  Management and directors of Vermilion hold approximately 8% of the outstanding shares and are dedicated to consistently delivering superior rewards for all stakeholders, featuring an 18-year history of market outperformance. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel equivalent of oil.  Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(1)	In accordance with applicable corporate law requirements (including solvency tests), formal declaration and payment of the January 2014 dividend remains subject to final Board of Director approval prior to its declaration on January 15, 2014.

(2)	Fund flows from operations, net debt, free cash flow and netbacks are non-GAAP (as defined herein) measures that do not have standardized meanings prescribed by International Financial Reporting Standards ("IFRS" or, alternatively, "GAAP") and therefore may not be comparable with the calculations of similar measures for other entities. "Fund flows from operations" represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled. Management considers fund flows from operations and fund flows from operations per share to be key measures as they demonstrate Vermilion's ability to generate the cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of Vermilion's ability to generate cash that is not subject to short-term movements in non-cash operating working capital. "Net debt" is the sum of long-term debt and working capital as presented in Vermilion's consolidated balance sheets. Net debt is used by management to analyze the financial position and leverage of Vermilion. The most directly comparable GAAP measure is long-term debt. "Free cash flow" represents fund flows from operations in excess of capital expenditures. Management considers free cash flow to be a key measure as it is used to determine the funding available for investing and financing activities, including payment of dividends, repayment of long-term debt, reallocation to existing business units, and deployment into new ventures. "Netbacks" are per boe and per mcf measures used in operational and capital allocation decisions. For relevant operating netback related disclosures please refer to the reconciliation contained on page 29 of management's discussion and analysis contained in Vermilion's Third Quarter 2013 Financial Report for the three and nine months ended September 30, 2013 available on SEDAR (www.sedar.com or at the company's website www.vermilionenergy.com).

DISCLAIMER

Certain statements included or incorporated by reference in this press release constitute forward-looking statements or financial outlooks under applicable securities legislation.  Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this press release may include, but are not limited to:

•	the effective date of the 7.5% increase in our monthly cash dividend;
•	our ability to achieve future growth objectives and continuing to provide reliable and growing dividends to investors;
•	our balance sheet strength;
•	the anticipated impact on projected free cash flow upon Corrib first gas production;
•	anticipated 2013 average annual production volumes and the amount of 2013 development capital;
•	anticipated 2014 development capital program amount, including the location, type and impact of expenditures;
•	anticipated closing of the proposed acquisition in Germany
•	anticipated 2014 average daily production, including anticipated organic and overall annual production growth rates;
•	anticipated 2014 average daily production volumes from the Netherlands acquisition and the proposed Germany acquisition; and
•	anticipated impact of France activities on oil production and funds flow growth over the next few years, and France and Netherlands on organic growth in each region and free cash flow.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information.  These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan;
•	the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
•	risks and uncertainties involving geology of oil and natural gas deposits;
•	risks inherent in Vermilion's marketing operations, including credit risk;
•	the uncertainty of reserves estimates and reserves life;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to proposed acquisitions, exploration or development projects or capital expenditures;
•	Vermilion's ability to enter into or renew leases;
•	fluctuations in oil and natural gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;
•	the ability of Vermilion to add production and reserves through development and exploration activities;
•	general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	risks associated with existing and potential future law suits and regulatory actions against Vermilion; and
•	other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

SOURCE: Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Lorenzo Donadeo, President & CEO; Anthony Marino, Executive VP & COO;  Curtis W. Hicks, C.A., Executive VP & CFO; and/or Dean Morrison, Director Investor Relations
TEL (403) 269-4884   |   IR TOLL FREE 1-866-895-8101   |   investor_relations@vermilionenergy.com   |   www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 02:11e 07-NOV-13